Exhibit 23.3


The Board of Directors
TSI Telsys Corporation



We consent to the use of our report dated February 27, 1998 with respect to the consolidated balance sheets of TSI Telsys Corporation and subsidiaries as at
December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 1997 and 1996, which report appears in the Form S-4 dated on or about December 18, 1998. Our report includes additional comments for U.S.
readers on Canada-U.S. reporting differences with respect to conditions and events that cause substantial doubt as to TSI Telsys Corporation's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
We also consent to the reference to our firm under the heading "Experts" in the prospectus.


/s/"KPMG LLP"

Chartered Accountants
Vancouver, Canada
December 18, 1998